AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2014

(UNAUDITED)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position

Condensed Consolidated Interim Statements of Comprehensive Loss

Condensed Consolidated Interim Statements of Changes in Equity

Condensed Consolidated Interim Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

8 – 25

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: (604) 688-3392        2

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	September 30, 2014	December 31, 2013
		(Unaudited)	(Audited)
Assets
Non-current assets
Property, plant and equipment	4	$ 57,336	$ 26,741
Exploration and evaluation assets	5	1,479,204	1,479,204
		1,536,540	1,505,945
Current assets
Bank guarantees	13	154,975	219,092
Receivables		330,141	103,053
Prepaid expenses and advances		248,328	184,573
Restricted cash	5	659,235	640,504
Cash		901,763	439,154
		2,294,442	1,586,376

Total assets		$ 3,830,982	$ 3,092,321

Equity
Share capital	6	$ 4,672,948	$ 4,647,712
Reserves	6	5,143,638	4,080,183
Deficit		(7,436,659)	(6,683,745)
		2,379,927	2,044,150
Liabilities
Current liabilities
Due to related parties	7	22,685	16,467
Accounts payable and accrued liabilities		769,135	391,200
Funds held for optionees	5	659,235	640,504
		1,451,055	1,048,171

Total equity and liabilities		$ 3,830,982	$ 3,092,321

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 21, 2014. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                     See notes to the condensed consolidated interim financial statements 4

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013

Mineral exploration expenses
Mineral exploration expenses	5	$ 1,385,334	$ 779,683	$ 3,539,984	$ 2,411,950
Advances from optionees	5	(1,314,347)	(697,391)	(3,313,338)	(1,754,163)
		(70,987)	(82,292)	(226,646)	(657,787)
General administrative expenses
Bank charges		3,183	1,077	9,026	6,258
Consulting		18,647	24,772	89,788	67,821
Depreciation		213	5,370	662	14,918
Insurance		2,300	2,887	6,900	7,737
Investor relations		55,020	32,801	148,611	116,874
Licenses, fees and taxes		-	891	-	6,052
Listing and filing fees		40	1,077	9,447	11,555
Office and administrative fees		5,749	4,912	15,851	22,234
Professional fees		45,020	63,201	170,704	152,006
Rent		5,863	25,687	15,335	59,960
Salaries		-	22,082	-	118,351
Share-based payment		-	-	29,141	-
Telephone		170	1,919	1,088	7,539
Transfer agent fees		1,399	1,654	6,105	5,845
Travel		10,729	4,211	34,503	20,509
		(148,333)	(192,541)	(537,161)	(617,659)
Other items
Foreign exchange gain/(loss)		6,546	(1,552)	4,569	(548)
Interest income		1,771	348	7,437	5,190
Other income		22	5	200	214
Property investigation cost		(333)	(70)	(1,313)	(166)
		8,006	(1,269)	10,893	4,690

Loss before non-controlling interest for the period		(211,314)	(276,102)	(752,914)	(1,270,756)

Non-controlling interest for the period		-	1,029	-	12,000

Net loss for the period		(211,314)	(275,073)	(752,914)	(1,258,756)
Exchange difference arising on the translation of foreign subsidiaries		(21,446)	(11,022)	(30,179)	(2,530)
Comprehensive loss for the period		$ (232,760)	$ (286,095)	$ (783,093)	$ (1,261,286)
Basic and diluted loss per share	8	$ (0.01)	$ (0.01)	$ (0.02)	$ 0.04

                                     See notes to the condensed consolidated interim financial statements 5

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits			Non-controlling interest	Total equity
						Exchange	Deficit

Balance as at December 31, 2012 (Audited)	28,593,571	$ 4,512,522	$2,471,342	$181,911	$ 441,294	$(10,361)	$ (4,801,147)	$ (84,427)	$ 2,711,134
Shares issued for private placement	6,000,000	90,207	509,793	-	-	-	-	-	600,000
Share issue costs	-	(52,302)	-	13,319					(38,983)
Acquisition of non-controlling interest	450,000	47,250	-	-	-	-	-	96,427	143,677
Non-controlling interest for the period	-	-	-	-	-	-	-	(12,000)	(12,000)
Comprehensive loss	-	-	-	-	-	(2,530)	(1,258,756)	-	(1,261,286)

Balance as at September 30, 2013 (Unaudited)	35,043,571	4,597,677	2,981,135	195,230	441,294	(12,891)	(6,059,903)	-	2,142,542
Share issues:
Shares issued for private placement	3,500,000	52,640	297,360	-	-	-	-	-	350,000
Share issue costs	-	(2,605)	-	-	-	-	-	-	(2,605)
Share-based payment	-	-	-	-	134,642	-	-	-	134,642
Non-controlling interest for the period	-	-	-	-	-	-	-	-	-
Comprehensive loss	-	-	-	-	-	43,413	(623,842)	-	(580,429)
Balance as at December 31, 2013 Audited)	38,543,571	4,647,712	3,278,495	195,230	575,936	30,522	(6,683,745)	-	2,044,150
Share issues:
Shares issued for private placement	4,400,000	612,371	487,629	-	-	-	-	-	1,100,000
Share issue costs	-	(101,805)	-	34,534	-	-	-	-	(67,271)
Shares issued for warrants exercised	280,000	65,790	(23,790)	-	-	-	-	-	42,000
Shares issued for options exercised	150,000	28,030	-	-	(13,030)	-	-	-	15,000
Revaluation of extended warrants	-	(579,150)	579,150	-	-	-	-	-	-
Share-based payment	-	-	-	-	29,141	-	-	-	29,141
Comprehensive loss	-	-	-	-	-	(30,179)	(752,914)	-	(783,093)

Balance as at September 30, 2014 (Unaudited)	43,373,571	$ 4,672,948	$4,321,484	$229,764	$ 592,047	$ 343	$ (7,436,659)	$ -	$ 2,379,927

                                     See notes to the condensed consolidated interim financial statements 6

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

(Unaudited)

		Nine months ended	Nine months ended
	Note	September 30, 2014	September 30, 2013

Cash flows from operating activities
Loss before non-controlling interest for the period		$ (752,914)	$ (1,270,756)
Items not involving cash:
Depreciation		662	14,918
Mineral exploration expenses		12,991	-
Share-based payment		29,141	-
Changes in non-cash working capital items:
Receivables		(227,088)	66,788
Bank guarantees		64,117	7,206
Prepaid expenses and advances		(63,755)	(51,675)
Other assets		-	1,884
Accounts payable and accrued liabilities		377,935	(80,307)
Due to related parties		6,218	68,149
Funds held for optionees		18,731	290,308
Exchange difference arising on the translation of foreign subsidiaries		(29,888)	(3,023)

Net cash (used in) operating activities		(563,850)	(956,508)

Cash flows from investing activities
Purchase of property, plant and equipment		(44,539)	(18,514)

Net cash (used in) investing activities		(44,539)	(18,514)

Cash flows from financing activities
Proceeds from issuance of common shares		1,157,000	600,000
Share issue costs		(67,271)	(38,983)

Net cash provided by financing activities		1,089,729	561,017

Change in cash for the period		481,340	(414,005)
Cash, beginning of the period		1,079,658	1,041,215
Cash, end of the period		$ 1,560,998	$ 627,210

Cash comprised of:
Cash		$ 901,763	$ 336,902
Restricted Cash		659,235	290,308
		$ 1,560,998	$ 627,210
Supplementary information:
Interest received		$ 7,437	$ 5,190
Shares issued for acquisition of non-controlling interest		$ -	$ 47,250

Supplemental disclosure with respect to cash flows (Note 10)

                               See notes to the condensed consolidated interim financial statements 7

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

a)

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

2.

BASIS OF PREPARATION (Continued)

(c)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2014 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (mandatory adoption date has not yet been finalized)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statement for the year ended December 31, 2013.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2013. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine month period ended September 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

4.

PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2013	$ 46,361	$ 137,386	$ 15,830	$ 199,577
Additions during the year	18,183	-	2,563	20,746
Exchange adjustment	5,431	16,096	1,856	23,383
As at December 31, 2013	69,975	153,482	20,249	243,706
Additions during the period	43,873	-	666	44,539
Exchange adjustment	(2,397)	(5,257)	(694)	(8,348)
As at September 30, 2014	$ 111,451	$ 148,225	$ 20,221	$ 279,897

Accumulated depreciation
As at January 1, 2013	$ 31,853	$ 134,522	$ 8,630	$ 175,005
Depreciation for the year	13,577	2,986	3,466	20,029
Exchange adjustment	4,699	15,974	1,258	21,931
As at December 31, 2013	50,129	153,482	13,354	216,965
Depreciation for the period	12,258	-	1,395	13,653
Exchange adjustment	(2,278)	(5,257)	(522)	(8,057)
As at September 30, 2014	$ 60,109	$ 148,225	$ 14,227	$ 222,561

Net book value
As at January 1, 2013	$ 14,508	$ 2,864	$ 7,200	$ 24,572
As at December 31, 2013	$ 19,846	$ -	$ 6,895	$ 26,741
As at September 30, 2014	$ 51,342	$ -	$ 5,994	$ 57,336

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2014	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$143,155	$ -	$ -	$1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-
As of September 30, 2014	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$143,155	$ -	$ -	$1,479,204

Mineral exploration expenses for the nine months ended September 30, 2014
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 77,127	$ -	$ -	$ 77,127
Concession fees and taxes	15,713	34,336	18,762	3,708	5,105	56	25,187	-	-	-	19	-	-	102,886
Depreciation	6,148	-	-	-	2,866	-	3,977	-	-	-	-	-	-	12,991
Drilling	-	-	-	-	-	-	-	-	-	-	294	-	-	294
Geological salaries and consulting	92,091	1,674,659	501,971	-	136,427	27,725	181,352	-	4,083	-	6,709	2,687	-	2,627,704
Geology work	-	-	-	-	-	27,498	-	-	-	-	213,361	4,084	-	244,943
Insurance	2,228	11,167	8,266	-	1,223	766	1,376	-	-	-	2,462	132	-	27,620
Legal and accounting	97	-	-	-	29	-	62	-	-	-	-	-	-	188
Office and administrative fees	10,085	61,696	3,319	205	6,027	3,503	8,797	-	40	-	9,977	-	-	103,649
Rent	21,923	87,107	9,166	-	11,057	3,188	16,416	-	-	-	6,126	-	-	154,983
Site costs	3,274	21,554	13,192	-	6,128	1,897	3,406	-	59	-	28,555	-	-	78,065
Travel	1,142	53,774	10,697	-	10,003	11,943	3,122	-	363	-	6,241	363	-	97,648
Trenching and road work	-	-	-	-	-	-	-	-	-	-	11,886	-	-	11,886
Advances from optionee	-	(2,096,907)	(564,621)	(206)	(115,736)	(84,295)	-	-	-	-	(451,573)	-	-	(3,313,338)
	$ 152,701	$ (152,614)	$ 752	$ 3,707	$ 63,129	$ (7,719)	$243,695	$ -	$ 4,545	$ -	$(88,816)	$ 7,266	$ -	$ 226,646
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ 77,127	$ 1,255	$ -	$ 85,243
Concession fees and taxes	83,381	129,248	147,900	26,571	35,392	56	78,090	78,503	81,215	7,990	4,525	21,752	4	694,627
Depreciation	8,212	-	-	1,041	4,894	-	14,065	-	-	-	-	-	-	28,212
Drilling	-	-	-	-	-	-	-	-	-	-	294	-	-	294
Geological salaries and consulting	902,101	5,247,092	1,636,944	112,677	258,742	33,259	678,276	65,963	161,609	75,875	36,248	206,005	7,064	9,421,855
Geology work	-	-	-	-	-	27,498	-	52,790	97,813	55,733	226,368	196,224	193,998	850,424
Insurance	3,038	16,962	10,547	408	2,018	766	5,332	1,835	4,310	1,986	3,620	6,308	-	57,130
Legal and accounting	112	296	-	-	29	-	134	-	-	-	-	-	-	571
Office and administrative fees	24,197	165,120	20,322	3,057	11,634	3,605	33,665	493	4,998	3,266	12,296	7,421	5,255	295,329
Rent	48,461	265,286	20,868	4,748	19,578	3,188	58,796	2,199	12,943	8,546	9,898	21,304	-	475,815
Site costs	27,319	94,022	52,493	1,817	10,402	2,039	18,437	27,206	123,867	10,154	65,179	28,748	-	461,683
Travel	32,979	204,567	50,759	5,126	18,825	12,011	21,027	-	2,845	2,413	6,432	4,007	-	360,991
Trenching and road work	-	-	-	-	-	-	-	-	-	-	11,886	-	-	11,886
Advances from optionee	-	(6,390,749)	(1,824,694)	(83,032)	(145,109)	(118,049)	-	-	-	-	(451,573)	-	-	(9,013,206)
	$1,129,800	$ (268,156)	$ 115,139	$72,413	$216,405	$ (35,627)	$907,822	$232,281	$ 493,169	$165,963	$ 2,300	$493,024	$206,321	$3,730,854

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$1,336,049
Additions during the year	-	-	-	-	-	-	-	-	-	-	143,155	-	-	143,155
As of December 31, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$143,155	$ -	$ -	$1,479,204

Mineral exploration expenses for the year ended December 31, 2013
Concession fees and taxes	$ 14,831	$ 38,929	$ 10,330	$12,992	$ 18,007	$ -	$ 39,975	$ 69,773	$ 69,773	$ -	$ 164	$ -	$ -	$ 274,774
Depreciation	2,064	-	-	1,041	2,028	-	10,088	-	-	-	-	-	-	15,221
Geological salaries and consulting	35,054	1,433,774	622,373	100,404	82,803	5,534	370,269	9,446	37,834	11,126	17,390	21,896	-	2,747,903
Geology work	-	-	-	-	-	-	-	811	811	541	2,705	40,655	(5,212)	40,311
Insurance	810	3,625	2,159	408	795	-	3,956	397	725	55	496	657	-	14,083
Legal and accounting	15	-	-	-	-	-	72	-	-	-	-	-	-	87
Office and administrative fees	4,242	43,207	9,420	2,314	4,684	102	22,824	-	283	-	82	141	-	87,299
Rent	19,281	98,256	8,182	4,748	8,521	-	42,380	752	4,528	752	1,879	5,660	-	194,939
Site costs	1,878	20,602	22,967	1,661	3,070	142	13,874	85	5,346	241	7,730	2,811	-	80,407
Travel	2,271	58,225	20,250	5,126	5,979	68	11,665	-	2,482	194	191	3,644	-	110,095
Advances from optionee	-	(1,540,768)	(710,776)	(82,826)	(29,373)	(33,754)	-	-	-	-	-	-	-	(2,397,497)
	$ 80,446	$ 155,850	$ (15,095)	$45,868	$ 96,514	$ (27,908)	$515,103	$ 81,264	$ 121,782	$ 12,909	$ 30,637	$ 75,464	$ (5,212)	$1,167,622
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	67,668	94,912	129,138	22,863	30,287	-	52,903	78,503	81,215	7,990	4,506	21,752	4	591,741
Depreciation	2,064	-	-	1,041	2,028	-	10,088	-	-	-	-	-	-	15,221
Geological salaries and consulting	810,010	3,572,433	1,134,973	112,677	122,315	5,534	496,924	65,963	157,526	75,875	29,539	203,318	7,064	6,794,151
Geology work	-	-	-	-	-	-	-	52,790	97,813	55,733	13,007	192,140	193,998	605,481
Insurance	810	5,795	2,281	408	795	-	3,956	1,835	4,310	1,986	1,158	6,176	-	29,510
Legal and accounting	15	296	-	-	-	-	72	-	-	-	-	-	-	383
Office and administrative fees	14,112	103,424	17,003	2,852	5,607	102	24,868	493	4,958	3,266	2,319	7,421	5,255	191,680
Rent	26,538	178,179	11,702	4,748	8,521	-	42,380	2,199	12,943	8,546	3,772	21,304	-	320,832
Site costs	24,045	72,468	39,301	1,817	4,274	142	15,031	27,206	123,808	10,154	36,624	28,748	-	383,618
Travel	31,837	150,793	40,062	5,126	8,822	68	17,905	-	2,482	2,413	191	3,644	-	263,343
Advances from optionee	-	(4,293,842)	(1,260,073)	(82,826)	(29,373)	(33,754)	-	-	-	-	-	-	-	(5,699,868)
	$ 977,099	$ (115,542)	$ 114,387	$68,706	$153,276	$ (27,908)	$664,127	$232,281	$ 488,624	$165,963	$ 91,116	$485,758	$206,321	$3,504,208

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds seven exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

*

Alvalade

*

Covas

*

Alvito

*

Marateca

*

Sines

*

Santa Margarida do Sado (acquired after September 30, 2014)

*

Mertola (acquired after September 30, 2014)

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% Net Smelter Return (“NSR”), payable to the government of Portugal.

Alvalade:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereby the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years (spent by February 2014).  On February 25, 2014, the two parties signed an amended Joint Venture agreement which allows for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project. The amended agreement carries the following terms (in summary):

*

After due diligence, exploration funding of US$300,000 (completed).

*

Antofagasta must spend US$4 million on exploration to earn-in to 51% of the joint venture (“JV”) (Option 1 completed).

*

To earn further 9% of the JV (for an aggregate total of 60%), Antofagasta must fund US$2 million exploration by December 31, 2015 (Option 2 completed).

*

To earn a further 5% of the JV (for an aggregate total of 65%), Antofagasta must prepare, fund, and deliver a Preliminary Economic Assessment on a project within the JV area by December 31, 2017 (Option 3).

*

To earn a further 10% of the JV (for an aggregate total of 75%), Antofagasta must prepare, fund, and deliver a Feasibility Study on a project within the JV area by December 31, 2022 (Option 4).

*

And to earn a further 5% of the JV (for an aggregate total of 80%), Antofagasta must fund 100% of all work programs during this phase and make a Development Decision within one year of the Option 4 exercise date (Option 5).

*

Antofagasta will carry the Company through to production, and the Company will repay Antofagasta from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvalade (Continued):

As of September 30, 2014, Antofagasta had forwarded a total of $6,390,749 (US$6,185,671) for the Alvalade property, including the US$300,000 for the initial study of the project. In addition, Antofagasta paid directly to its own consultants seconded to the project an amount of US$109,700 which contributes further to Antofagasta’s funding to the project.

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 (spent) by March 20, 2014

On May 7, 2014, the Company and Blackheath signed an amended Joint Venture agreement. The amended agreement carries the following terms (in summary):

*

To earn 51% of the joint venture (“JV”), Blackheath must spend €300,000 on exploration by March 20, 2013 (completed).

*

To earn a further 19% of the JV (for an aggregate total of 70%), Blackheath must fund €700,000 on exploration by March 20, 2014 (completed).

*

To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (completed subsequent to September 30, 2014).

*

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

*

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

As of September 30, 2014, Blackheath had forwarded a total $1,824,694 (€1,339,002) for the Covas property.

Alvito:

On November 20, 2013, the Company received $150,000 in funding from Callinan Royalties Corporation (“Callinan”) to fund exploration at the Alvito license to better attract potential joint venture partners in exchange for a 1.5% NSR royalty.  The project is designated as an “Alliance Property” under the Exploration Alliance Agreement between the Company and Callinan (see Callinan Generative below).

As of September 30, 2014, Callinan had forwarded a total $150,000 (€103,609) for the Alvito property. The Company held $4,891 (€3,456) on behalf of Callinan to be spent on the Alvito property, which is recorded as restricted cash.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Callinan Generative:

On October 3, 2013, the Company and Callinan signed a three-year Generative Exploration Alliance Agreement (the “Agreement”) which calls for Callinan to fund $150,000 of generative exploration in Portugal during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, the Company will grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funds an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If the Company determines that further value can be generated for the new project after spending the additional $150,000, Callinan has the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also has the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

As of September 30, 2014, Callinan had forwarded a total $150,000 (€106,114) for the Callinan Generative exploration project. The Company held $31,951 (€22,576) on behalf of Callinan Generative exploration project to be spent on the generative exploration project, which is recorded as restricted cash.

Arga:

On May 10, 2013, the Company signed an agreement to option out the Arga Tungsten-Gold Project to Blackheath. Under the terms of the agreement, Blackheath had the option to earn a 51% interest in the project by spending €200,000 in exploration on the project before March 23, 2015, of which €60,000 (spent) was a firm commitment and must be spent by March 23, 2014. Blackheath could then earn an additional 19% by spending an additional €800,000 by March 23, 2017.  Blackheath could also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 23, 2020.

On May 7, 2014, Blackheath terminated the agreement with the Company on the Arga property and the Company dropped the property.

As of September 30, 2014, the Company still held $93 (€66) related to the funds advanced by Blackheath and recorded such as restricted cash. The Company will spend the amount as drill site compensation to the landowners.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Kosovo

The Company, through its 100% holding in Innomatik, holds three exploration licenses in Kosovo:

*

Slivovo

*

Glavej

*

Kamenica

*

Selac (dropped subsequent to September 30, 2014)

*

Koritnik (dropped subsequent to September 30, 2014)

The Glavej and Kamenica licenses are held under “Retention” status, which means no work commitment is necessary for the duration of 2014.  The Slivovo license was issued during 2012.  The license carries a work commitment, and there is a 5% NSR payable to the government of Kosovo attached to the Slivovo license.

In August 2013, the Company purchased the remaining 7.5% interest in Innomatik Exploration Kosovo LLC (“Innomatik”) and allocated $143,155 to the Slivovo property. Refer to note 6 (b)(i).

Slivovo:

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”).  Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015, of which €360,000 is a firm commitment to be spent by October 10, 2014.  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016.  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

As of September 30, 2014, Byrnecut had forwarded a total $1,073,873 (€735,000) for the Slivovo property. The Company held $622,300 on behalf of Byrnecut to be spent on the Slivovo property, which is recorded as restricted cash.

Germany

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 on exploration to gain an 85% interest in the Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  There is no royalty attached to the license. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property. As of September 30, 2014, the Company had spent $206,321 (€161,612) on the Oelsnitz property. The Company has completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES

(a)

Authorized:

At September 30, 2014, the authorized share capital comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

On August 20, 2013, a total of 450,000 common shares of the Company at a fair value of $47,250 were issued to the non-controlling interest owners (“NCI owners”) for purchasing the remaining 7.5% interest in Innomatik in Kosovo. The purchase of the 7.5% interest in Innomatik results in the Company owning 100% of Innomatik. The net purchase price of $143,155 was allocated to the Slivovo property in Innomatik (Note 5).

ii.

On September 24, 2013, the Company completed a non-brokered private placement issuing 6,000,000 units at a price of $0.10 per unit for gross proceeds of $600,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 for a period of 36 months. The warrants were ascribed a value of $509,793.

A total of $14,880 cash finder’s fee was paid and 148,800 finder’s options were issued as part of the financing. In addition, another $24,103 was included in share issue costs.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.10 for a period of 36 months. The finder’s options were ascribed a value of $13,319.  Insiders participated in the offering for a total of 1,570,000 units.

iii.

On October 15, 2013, the Company closed a strategic financing with Callinan issuing 3,500,000 units at a price of $0.10 per unit for gross proceeds of $350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of 36 months. The warrants were being ascribed a value of $297,360.

A total of $2,605 was paid as share issue costs.

iv.

During the nine months ended September 30, 2014, the Company issued common shares pursuant to the exercise of 150,000 stock options for cash proceeds of $15,000 and the exercise of 280,000 warrants for cash proceeds of $42,000.

v.

On August 22, 2014, the Company completed a non-brokered private placement issuing 4,400,000 units at a price of $0.25 per unit for gross proceeds of $1,100,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.40 for a period of 36 months. The warrants were ascribed a value of $487,629.

A total of $27,250 cash finder’s fee was paid and 152,600 finder’s options were issued as part of the financing. In addition, another $40,021 was included in share issue costs.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.25 for a period of 36 months. The finder’s options were ascribed a value of $34,534.  Insiders participated in the offering for a total of 735,000 units.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES

(c)

Escrow shares:

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the Qualifying Transaction. As at September 30, 2014, there were no common shares of the Company held in escrow. The final 195,000 escrow shares were released on July 13, 2013.

(d)

Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the nine months ended September 30, 2014 are summarized as follows:

	Exercise	December 31,			Expired/	September 30,
Expiry date	price	2013	Granted	Exercised	cancelled	2014
July 8, 2015	$0.35	820,000	-	-	(50,000)	770,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	775,000	-	-	(20,000)	755,000
October 16, 2018	$0.10	1,550,000	-	(150,000)	-	1,400,000
March 3, 2019	$0.165		200,000	-	-	200,000
Options outstanding		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Options exercisable		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Weighted average exercise price		$0.22	$0.165	$0.10	$0.34	$0.22

As of September 30, 2014, the weighted average contractual remaining life is 2.87 years (December 31, 2013 – 3.54 years).

Stock options transactions and the number of stock options for the year ended December 31, 2013 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2012	Granted	Exercised	cancelled	2013
August 28, 2013	$0.20	220,000	-	-	(220,000)	-
July 8, 2015**	$0.35	870,000	-	-	(50,000)	820,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017**	$0.30	800,000	-	-	(25,000)	775,000
October 16, 2018*	$0.10	-	1,550,000	-	-	1,550,000
Options outstanding		2,000,000	1,550,000	-	(295,000)	3,255,000
Options exercisable		2,000,000	1,550,000	-	(295,000)	3,255,000
Weighted average exercise price		$0.31	$0.10	$Nil	0.23	$0.22

* Subsequent to December 31, 2013, 150,000 options were exercised at the price of $0.10.

** Subsequent to December 31, 2013, 70,000 options expired.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(d)

Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the nine months ended September 30, 2014 and 2013 were:

	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Risk-free interest rate	1.60%	Nil
Expected life	5 years	Nil
Expected volatility	138.42%	Nil
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(e)

Finder’s Options:

The continuity of finder’s options for the nine months ended September 30, 2014 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2013	Issued	Exercised	Expired	2014
March 28, 2014	$0.30	183,913	-	-	(183,913)	-
October 4, 2015(1)	$0.15	545,500	-	-	-	545,500
September 24, 2016(2)	$0.10	148,800	-	-	-	148,800
August 22, 2017(3)	$0.25	-	152,600	-	-	152,600
Outstanding		878,213	152,600	-	-	846,900
Weighted average exercise price		$0.17	$0.25	$Nil	$0.30	$0.16

(1)

The finder’s options are exercisable into units, with each unit consisting one common share and one warrant exercisable until October 4, 2015 at $0.25.

(2)

The finder’s options are exercisable into units, with each unit consisting one common share and one warrant exercisable until September 24, 2016 at $0.15.

(3)

The finder’s options are exercisable into units, with each unit consisting one common share and one warrant exercisable until August 22, 2017 at $0.40.

As of September 30, 2014, the weighted average contractual remaining life is 1.52 years (December 31, 2013 – 1.60 years).

The continuity of finder’s options for the year ended December 31, 2013 is as follows:

	Exercise	December 31,		Exercised	Expired	December 31,
Expiry date	price	2012	Issued		2013
March 28, 2014*	$0.30	183,913	-	-	-	183,913
October 4, 2015	$0.15	545,500	-	-	-	545,500
September 24, 2016	$0.10	-	148,800	-	-	148,800
Outstanding		729,413	148,800	-	-	878,213
Weighted average exercise price		$0.19	$0.10	$Nil	$Nil	$0.17

*Subsequent to December 31, 2013, 183,913 finder’s options expired.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(e)

Finder’s Options: (Continued)

The weighted average assumptions used to estimate the fair value of finder’s options for the nine months ended September 30, 2014 and 2013 were:

	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Risk-free interest rate	1.11%	1.43%
Expected life	3 years	3 years
Expected volatility	158.03%	148.06%
Expected dividend yield	Nil	Nil

(f)

Warrants:

The continuity of warrants for the nine months ended September 30, 2014 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2013	Issued	Exercised	Expired	2014
December 15, 2014*	$0.50	4,000,000	-	-	-	4,000,000
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	6,000,000	-	(280,000)	-	5,720,000
October 15, 2016	$0.15	3,500,000	-	-	-	3,500,000
August 22, 2017	$0.40	-	4,400,000	-	-	4,400,000
Outstanding		21,490,000	4,400,000	(280,000)	-	25,610,000
Weighted average exercise price		$0.25	$0.40	$0.15	$Nil	$0.28

* On March 13, 2014, the Company extended the expiry date of 4,000,000 outstanding common share purchase warrants to December 15, 2014. The warrants were issued in March 2012, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.50. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 1.13%, no dividend yield, average expected life of 9 months and an expected price volatility of 181.23%. As a result, $579,150 was reallocated from share capital to fair value of warrants.

As of September 30, 2014, the weighted average contractual life is 1.57 years (December 31, 2013 – 1.92 years).

The continuity of warrants for the year ended December 31, 2013 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2012	Issued	Exercised	Expired	2013
January 8, 2013	$0.50	5,714,284	-	-	(5,714,284)	-
April 27, 2013	$0.55	625,000	-	-	(625,000)	-
March 28, 2014*	$0.50	4,000,000	-	-	-	4,000,000
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016**	$0.15	-	6,000,000	-	-	6,000,000
October 15, 2016	$0.15	-	3,500,000	-	-	3,500,000
Outstanding		18,329,284	9,500,000	-	(6,339,284)	21,490,000
Weighted average exercise price		$0.39	$0.15	$Nil	$0.50	$0.25

* Subsequent to December 31, 2013, the Company extended the expiry date of 4,000,000 outstanding common share purchase warrants to December 15, 2014.

** Subsequent to December 31, 2013, 280,000 warrants were exercised at the price of $0.15.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(f)

Warrants: (Continued)

The weighted average assumptions used to estimate the fair value of warrants for the nine months ended September 30, 2014 and 2013 were:

	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Risk-free interest rate	1.12%	1.43%
Expected life	1.93 year	3 years
Expected volatility	169.08%	148.06%
Expected dividend yield	Nil	Nil

7.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2014

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$149,785	$Nil	$Nil	$Nil	$40,047	$Nil	$189,832
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the nine months ended September 30, 2013

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$165,798	$Nil	$Nil	$Nil	$36,396	$Nil	$202,194
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

7.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party assets / liabilities

Nine months ended
	Services	September 30, 2014	September 30, 2013	As at	As at
				September 30, 2014	December 31, 2013
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 153,600	$ 150,850	$ 17,062	$ 7,613
Paul W. Kuhn	Consulting and housing allowance	$ 189,832	$ 202,194	$ 5,623	$ 8,854
Paul L. Nelles (b)	Salaries	$ 46,473	$ 29,823	$Nil	$Nil
Michael Diehl (b)	Salaries	$ 95,328	$ 32,785	$Nil	$Nil
Mineralia (c)	Consulting	$ 196,207	$ 206,509	$Nil	$Nil
TOTAL:		$ 681,440	$ 622,161	$ 22,685	$ 16,467

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are director and exploration manager of Innomatik respectively. Starting from April 1, 2014, Mr. Nelles’ and Mr Diehl’s amounts were paid with Byrnecut’s funding for Slivovo.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

8.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine months ended September 30, 2014 was based on the loss attributable to common shareholders of $752,914 (September 30, 2013 – $1,258,756) and a weighted average number of common shares outstanding of 39,478,736 (September 30, 2013 – 28,744,120).

Diluted loss per share did not include the effect of 3,235,000 share purchase options, 846,900 finder’s options and 25,610,000 warrants for the nine months ended September 30, 2014 (September 30, 2013 – 1,710,000 share purchase options, 878,213 finder’s options and 17,990,000 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

9.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at September 30, 2014, the Company had cash of $901,763 (December 31, 2013 - $439,154) to settle current liabilities, net of funds held for optionees, of $791,820 (December 31, 2013 - $407,667).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of cash and cash equivalents is limited because they are generally held to maturity.

 (d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

9.

FINANCIAL INSTRUMENTS (Continued)

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at September 30, 2014 and December 31, 2013.

As at September 30, 2014	Level 1	Level 2	Level 3	Total
Assets:
Cash	$901,763	$-	$-	$901,763
Restricted cash	659,235	-	-	659,235
	$1,560,998	$-	$-	$1,560,998

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Cash	$439,154	$-	$-	$439,154
Restricted cash	640,504	-	-	640,504
	$1,079,658	$-	$-	$1,079,658

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the nine months ended September 30, 2014 were as follows:

*

$12,991 (2013 - $nil) in mineral exploration expenses was related to depreciation;

*

$36,820 (2013 - $nil) was reclassified from equity reserves to share capital pursuant to the exercise of warrants and stock options;

*

$579,150 (2013 - $nil) was reclassified from share capital to equity reserves pursuant to the revaluation of extended warrants.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

11.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital (see Note 6).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

12.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	September 30, 2014	December 31, 2013
Non-current assets
Portugal	$ 1,392,245	$ 1,360,955
Kosovo	144,295	144,990
	$ 1,536,540	$ 1,505,945

	Nine months ended
	September 30, 2014	September 30, 2013
Mineral exploration expenses
Portugal	$ 3,165,416	$ 2,256,665
Kosovo	374,568	160,497
Germany	-	(5,212)
	$ 3,539,984	$ 2,411,950

13.

BANK GUARANTEES

As of September 30, 2014, the Company had a total of €109,500 ($154,975) (December 31, 2013: €149,500 ($219,092)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.